UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 29, 2018

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-212571) AND FORM S-8 (NOS. 333-149302, 333-149301, 333-112797 AND 333-112796) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-216377) AND FORM S-8 (NOS. 333-216361, 333-195098, 333-183110, 333-173899, 333-167232, AND 333-153723) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises the following:

Exhibit 99.1	Regulatory News Announcement dated March 29, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 29, 2018	By:	/s/ Garth Wright
	Name:	Garth Wright
	Title:	Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date:March 29, 2018	By:	/s/ Garth Wright
	Name:	Garth Wright
	Title:	Assistant Secretary

Exhibit 99.1

This announcement contains inside information for the purposes of Article 7 of the Market

Abuse Regulation (EU) No 596/2014.

29 March 2018

Barclays PLC

Barclays Bank PLC

Barclays reaches settlement with the United States Department of Justice in relation to

Residential Mortgage-Backed Securities

Barclays has today reached a settlement with the United States Department of Justice (“DoJ”) to resolve the civil complaint brought by the DoJ in December 2016 relating to residential mortgage-backed securities sold by Barclays between 2005 and 2007.

Under the terms of the settlement, Barclays has agreed to pay a civil monetary penalty of $2,000 million (£1,420 million), which will be recognised in Q1 2018. This will result in a pro forma negative impact on the 31 December 2017 Common Equity Tier 1 ratio of approximately 45 basis points.

The settlement resolves all actual and potential civil claims by the DoJ relating to Barclays’ securitisation, underwriting and sale of mortgage-backed securities in the period 2005-2007.

Jes Staley, Barclays CEO, commented:

“I am pleased that we have been able to reach a fair and proportionate settlement with the Department of Justice. It has been a priority for this management team from the start to resolve these historic issues in a timely and appropriate manner wherever possible.

“The completion of our restructuring in 2017, and putting significant legacy matters like this one behind us, mean Barclays is well positioned to produce stronger earnings going forward, and to start returning a greater proportion of those earnings to our shareholders over time. Accordingly, it remains our intention to pay a dividend of 6.5 pence for 2018.”

- Ends -

For further information, please contact:

Investor Relations	Media Relations

Kathryn McLeland	Tom Hoskin

+44 (0) 20 7116 4943	+ 44 (0) 20 7116 4755

About Barclays

Barclays is a transatlantic consumer and wholesale bank with global reach offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 80,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays group. These statements are based on the current beliefs and expectations of Barclays’ management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact Barclays’ future financial condition and performance are identified in our filings with the Securities and Exchange Commission (“SEC”) (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2017) which are available on the SEC’s website (www.sec.gov). Subject to Barclays’ obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, Barclays does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.